O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  RNEBEL@OLSHANLAW.COM

DIRECT DIAL:  212.451.2279

April 2, 2020

VIA EDGAR AND ELECTRONIC MAIL

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Synalloy Corporation (“Synalloy” or the “Company”)
PREC14A preliminary proxy statement filing made on Schedule 14A
Filed on March 20, 2020 by Privet Fund LP, et al. (the “Proxy Statement”)
File No. 000-19687

Dear Mr. Panos:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated March 25, 2020 (the “Staff Letter”), with regard to the above-referenced matter. We have reviewed the Staff Letter with Privet Fund LP and the other participants in its solicitation (collectively, the “Stockholder Group”) and provide the following responses on the Stockholder Group’s behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Schedule 14A

General

1.	Throughout the letter to shareholders and the proxy statement, you refer to a plan for the Company that the Nominees are preparing without disclosing the details of such plan. For example, we note the statement on the letter to shareholders that the Nominees “are already working to prepare the type of 100-day transition plan that can expedite the Company’s revitalization.” We further note the statement on page 22 that “[w]e intend to release our comprehensive vision for a stronger Synalloy in the weeks ahead.” Please confirm for us that the Nominees’ plan will be disclosed.

The Stockholder Group acknowledges the Staff’s comment and confirms that the Nominees’ plan will be publicly disclosed.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

April 2, 2020

2.	With a view towards disclosure, please provide support for your assertion in the letter to shareholders that “the Board is comprised primarily of individuals with limited operating experience across the steel, metals and chemicals verticals.” We note that the proxy statement contains a similar statement on page 11.

The Stockholder Group acknowledges the Staff’s comment and has revised the Proxy Statement to explain that, based on publicly available information, including the Company’s own public filings, only director Susan Gayner, who is a chemical engineer by training, appears to have direct operational experience in either steel, metals manufacturing or chemicals. Please see page 11 of the Proxy Statement.

Background to Solicitation, pages 4-10

3.	With a view towards disclosure, please provide support for your statement on page 9 that the Metals unit “appeared to Privet to be Mr. Bram’s primary focus.” We note that the proxy statement contains a similar statement on page 15.

The Stockholder Group acknowledges the Staff’s comment and respectfully refers the Staff to Synalloy’s publicly filed letter to the Chief Executive Officer of Universal Stainless & Alloy Producsts, Inc., filed on October 15, 2019 as Exhibit 99.1 to the Company’s Form 8-K. The Stockholder Group has cited to such letter as support for its belief that the Metals unit appeared to Privet to be Mr. Bram’s primary focus and has revised the Proxy Statement to include the following excerpt from such letter:

“We have diversified our product line and end markets, while at the same time becoming primarily a Metals focused company. 2018 was a record year for SYNL, with our Metals segment being the primary driver.” (emphasis added)

In addition, the disclosure originally on page 15 of the Proxy Statement has been revised to provide “Because, in our view, Mr. Bram and the management team do not possess the relevant skillsets necessary to effectively operate metals and chemicals businesses, the Company’s return on assets1 has markedly deteriorated over the past nine years.2” Please see pages 9 and 18 of the Proxy Statement.

Reasons for the Solicitation, pages 11-22

4.	The disclosures in the footnotes to the various charts in this section indicate that the Closest Direct Peers “include” certain enumerated companies. With a view towards disclosure, please advise us whether the term “include” as used in this context is intended to signal that additional Closest Direct Peers exist that are not explicitly identified in such footnotes.

1 Source: Company 10-K filings included under Item 6: Selected Financial Data. Calculation of Return on Average Assets = (FY0 Net Income from Continuing Operations) / ((FY0 Total Assets + FY-1 Total Assets)/2).

2 Source: Company filings, Peer Group filings, Bloomberg.

April 2, 2020

The Stockholder Group acknowledges the Staff’s comment and has revised the Proxy Statement to clarify that the Closest Direct Peers “consists of” the enumerated companies in order to clarify that there are not additional Closest Direct Peers that are not explicitly identified in the footnotes. Please see pages 13, 16 and 18 of the Proxy Statement.

5.	Please advise us how the enumerated companies were selected as the Closest Direct Peers of the Company.

The Stockholder Group acknowledges the Staff’s comment and advises the Staff that the Closest Direct Peers group was created to encapsulate current public companies that, similar to Synalloy, operate within the metals manufacturing industry or in the manufacture of specialty chemicals. In order to ensure relevance of the selected companies comprising the Closest Direct Peers and that the group consists of appropriate comparatives to Synalloy, the peer group does not include very small companies (under $50 million market cap) or companies that are meaningfully larger than the Company by market value (greater than $400 million market cap).

6.	We note your statements on page 13 that SG&A “as a percentage of revenue continues to rise” and that the corporate cost base is “consistently rising.” We further note, however, that although the chart on page 14 displays the Company’s SG&A as a percentage of revenue as higher in 2019 than it was in 2011, it decreased year-over-year in 2017 and 2018. As such, please advise us as to how the chart demonstrates the continued and consistent rise in the Company’s SG&A as a percentage of revenue and corporate cost base from 2011 through 2019.

The Stockholder Group acknowledges the Staff’s comment and has revised its disclosure to provide the following:

“Selling, general and administrative expenses (‘SG&A’) as a percentage of revenue has risen dramatically during Mr. Bram’s tenure even as Synalloy shifts toward what is essentially a ‘holding company’ structure.3 The structure is supposed to allow for acquisitions of businesses capable of operating on their own. Unfortunately, we have found few instances in which these businesses have garnered any material benefit from leveraging a (rising) corporate cost base.”

Please see page 14 of the Proxy Statement.

7.	We note your statement on page 18 that “the Company’s returns on both assets and invested capital have markedly deteriorated over the past nine years.” In that regard, we note that the chart on page 18 displays the Company’s return on average assets but not the Company’s return on invested capital from 2011 through 2019.

The Stockholder Group acknowledges the Staff’s comment and has removed the reference to return on invested capital. Please see page 18 of the Proxy Statement.

3 Source: Company filings.

April 2, 2020

8.	Please revise your disclosures to clarify how you derived the Company’s “return on average assets” and “total leverage” in the charts on pages 18 and 19.

The Stockholder Group acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. The calculation of Return on Average Assets = (FY0 Net Income from Continuing Operations) / ((FY0 Total Assets + FY-1 Total Assets)/2), and Total Leverage is defined as Total Debt / LTM Adjusted EBITDA. Please see page 18 of the Proxy Statement.

Proposal One – Election of Directors, pages 23-26

9.	Please confirm that in the event you select a substitute or additional nominee prior to the Annual Meeting (as provided on page 26), you will file an amended proxy statement that (1) identifies such nominee, (2) will only include a bona fide nominee and (3) includes disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominee.

The Stockholder Group acknowledges the Staff’s comment and confirms that in the event that it selects a substitute or additional nominee prior to the Annual Meeting, the Stockholder Group will file an amended proxy statement that (1) identifies such nominee, (2) will only include a bona fide nominee and (3) includes disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominee.

Incorporation by Reference, page 37

10.	Rule 14a-5(c) permits information to be omitted if a clear reference is made to the document containing such information. The information is not “incorporated by reference” as the title to this section indicates. Please revise, especially given that Instruction D to Schedule 14A governs incorporation by reference. In addition, due to need for the participants to comply with Rule 14a-3(a)(1), please disclose the specific line items within Schedule 14A the participants have seemingly sought to satisfy by referencing Synalloy’s proxy statement through ostensible reliance upon Rule 14a-5(c).

The Stockholder Group acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. The section heading has been revised to “CERTAIN ADDITIONAL INFORMATION” and the disclosure now provides:

“WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING BASED ON OUR RELIANCE ON RULE 14A-5(C) UNDER THE EXCHANGE ACT. THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS, INFORMATION CONCERNING EXECUTIVE COMPENSATION AND DIRECTOR COMPENSATION, INFORMATION CONCERNING THE COMMITTEES OF THE BOARD AND OTHER INFORMATION CONCERNING THE BOARD, INFORMATION CONCERNING CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, INFORMATION ABOUT THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND OTHER IMPORTANT INFORMATION. SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.”

April 2, 2020

Please see page 36 of the Proxy Statement. On a supplemental basis, the Stockholder Group advises the Staff that it is referring to the Company’s proxy statement with respect to Item 7 (Directors and executive officers), Item 8 (Compensation of directors and executive officers) and Item 9 (Independent public accountants) of Schedule 14A, notwithstanding that the instructions to (i) Item 7 provide “If, however, the solicitation is made on behalf of persons other than the registrant, the information required need be furnished only as to nominees of the persons making the solicitation,” (ii) Item 8 provide “However, if the solicitation is made on behalf of persons other than the registrant, the information required need be furnished only as to nominees of the persons making the solicitation and associates of such nominees,” and (iii) Item 9 provide “If the solicitation is made on behalf of the registrant…” for purposes of disclosure.

* * * * *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,
/s/ Ryan Nebel
Ryan Nebel
cc:	Valian Afshar, U.S. Securities and Exchange Commission Steve Wolosky, Olshan Frome Wolosky LLP